

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
MAR 0 1 2007
PROCESSING
WASH.

SEC FILE NUMBER
8-40976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Paloma Securities L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Two American Lane
(No. and Street)

Greenwich	**CT**	**06836-2571**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Wilkins **(203) 861-3223**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 3 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Wilkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Paloma Securities L.L.C., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael O Walsh
Signature
General Securities Principal and Executive Representative

Mgr Direct
Title

Subscribed and sworn to before me this 26th day of February, 2007

Diane Erickson
Notary Public

NOTARY PUBLIC
MY COMMISSION EXPIRES April 30, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Paloma Securities L.L.C. (a Limited Liability Company)

December 31, 2006
With Report of Independent Registered Public Accounting Firm

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Paloma Securities L.L.C.

We have audited the accompanying statement of financial condition of Paloma Securities L.L.C. (a Limited Liability Company) (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Paloma Securities L.L.C. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 28, 2007

Statement of Financial Condition

(Dollars in thousands)

December 31, 2006

Assets		
Cash and cash equivalents	$	29,297
Securities owned, at market value (cost $15)		15
Foreign currency contracts, at fair value		1,174
Securities purchased under agreements to resell		20,586
Securities borrowed		6,123,098
Due from broker		109,706
Collateral received under securities lending agreements		239,564
Interest and dividends receivable		33,908
Other assets		598
Total assets	$	6,557,946
Liabilities and member's equity		
Liabilities:		
Foreign currency contracts, at fair value		354
Securities loaned		6,110,472
Due to brokers and others		354
Amounts payable under securities lending agreements		239,564
Interest and dividends payable		51,206
Accrued expenses and other liabilities		13,326
Total liabilities		6,415,276
Member's equity		142,670
Total liabilities and member's equity	$	6,557,946

See accompanying notes.

Notes to Statement of Financial Condition
(Dollars in thousands)

1. Organization and Summary of Significant Accounting Policies

Organization

Paloma Securities L.L.C. (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), and a member of the National Association of Securities Dealers, Inc. ("NASD"). The term of the Company shall end at the close of business on December 31, 2037.

There is one member of the Company, Clove Creek Corp. ("Clove"), which is wholly-owned by Sunrise Partners Limited Partnership ("Sunrise"). On March 27, 2006, Brad Rothbaum was admitted as a non-member manager (the "Manager") and Randall U. Tam resigned as a non-member manager of the Company.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities that qualify as financial instruments approximates the carrying amounts presented in the statement of financial condition.

Use of Estimates

The preparation of these financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from such estimates.

Cash and Cash Equivalents

The Company treats all highly liquid financial instruments that have an original maturity within three months as cash equivalents.

At December 31, 2006, the majority of cash and cash equivalents were held primarily by JPMorgan Chase Bank.

1. Organization and Summary of Significant Accounting Policies (continued)

Foreign Currency Contracts

At year-end, the Company held an over-the-counter ("OTC") option and OTC forward-currency contracts, which are private contracts negotiated with counterparties. In the normal course of business, the Company enters into these forward-currency contracts to facilitate its securities lending activities in multiple currencies. The Company records these forward-currency contracts and the option at fair value on a daily basis by using an independent model that utilizes data inputs from independent sources.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreement to Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted repurchase or resale amounts plus accrued interest. Open reverse repurchase agreements and repurchase agreements are presented, net by counterparty, in the statement of financial condition, where applicable. The Company holds collateral with a market value equal to or in excess of the contract amounts, including accrued interest, under reverse repurchase agreements. Similarly, the Company provides collateral to counterparties under repurchase agreements. Collateral is valued daily, and the Company requires counterparties to deliver additional collateral or return collateral pledged, as necessary. At December 31, 2006, the Company had no open repurchase agreements.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. When the Company borrows securities, it deposits cash or marketable securities as collateral with the lender. When the Company lends securities, it receives cash or marketable securities as collateral from the borrower. The Company monitors the market value of the securities borrowed and loaned on a daily basis, and advances, obtains, or refunds additional collateral as necessary.

(Dollars in thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Securities Borrowed and Securities Loaned (continued)

In accordance with SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," when the Company lends securities and receives marketable securities instead of cash as collateral, the Company records these marketable securities as an asset (collateral received under securities lending agreements) in the statement of financial condition together with a corresponding liability (amounts payable under securities lending agreements).

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the applicable year-end exchange rate.

Income Taxes

The Company is a single member limited liability company and as such is disregarded as a separate entity from Clove for Federal and state income taxes purposes. Therefore, the results of the Company's operations are included in Clove's Federal and state income tax returns. However, Clove allocates to the Company a portion of the consolidated income taxes as if the Company were a separate income tax payer. For the year ended December 31, 2006, Clove allocated $1,320 to the Company. Such amount is included in accrued expenses and other liabilities in the statement of financial condition.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the statement of financial condition. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the statement of financial condition has not yet been determined.

2. Risk Management

In the ordinary course of business, the Company manages a variety of risks including counterparty credit risk, liquidity risk, and operational risk. The Company identifies, measures, and monitors risk through various control mechanisms, including trading limits, capital-usage limits, and diversifying exposures and activities across a variety of instruments, markets, and counterparties.

The Company maintains securities lending relationships with counterparties that include U.S. and non-U.S. broker-dealers and financial institutions; these relationships could result in concentration of counterparty credit risk. The Company could also be exposed to credit risk if counterparties fail to fulfill their obligations or the value of any collateral becomes inadequate. The Company has formulated credit-review policies to control counterparty credit risk by following an established credit-approval process, daily monitoring of net exposure to individual counterparties, requiring additional collateral where appropriate, and using master netting agreements, whenever possible.

Liquidity risk arises in the general funding of the Company's securities lending activities. It includes the risks of not being able to fund these activities at settlement dates. The Company manages its liquidity risk by financing its securities lending activities through the use of lines of credit.

Operational risk is the potential for loss caused by a deficiency in information, communication, transaction processing and settlement, and accounting systems. The Company maintains controls that include systems and procedures to record and reconcile transactions and positions, and to obtain necessary documentation for its securities lending activities.

3. Foreign Currency Contracts and Commitments

In the normal course of business the Company, in connection with its securities lending activities, enters into foreign currency contracts to facilitate its ability to borrow and lend in multiple currencies. The Company records this activity on a fair value basis (as described in Note 1).

Counterparty credit risk arises from the potential inability of counterparties to perform their obligations under the terms of a contract. The Company's exposure to credit risk associated with counterparty nonperformance is generally limited to the fair value of OTC contracts reported as net assets, net of collateral received or paid, pursuant to master netting agreements.

(Dollars in thousands)

3. Foreign Currency Contracts and Commitments (continued)

At December 31, 2006, the Company's exposure to counterparty credit risk was $1,174. The credit quality of this exposure is depicted in the following table, which lists the fair value of OTC contracts reported as net assets, net of collateral received or paid, by counterparty credit rating. The Company believes that the ultimate settlement of the OTC transactions outstanding at year-end will not have a material effect on the Company's financial condition.

Rating *	Fair Value at 12/31/06
AA+	$ 1,108
AA	62
A+	4
Total	$ 1,174

*Designations of counterparty credit rating quality are based on ratings made by Fitch Ratings, an external rating agency. In cases where the Company obtained guarantees from the counterparty's parent, the table reflects the parent's credit rating.

In the normal course of business, the Company enters into reverse repurchase agreements and borrows securities on terms that permit it to repledge or resell the securities to others. At December 31, 2006, substantially all of the Company's securities obtained under reverse repurchase agreements and securities borrowed, which approximate fair value, have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities.

In accordance with industry practice, the Company does not record securities borrowed in the statement of financial condition when the Company borrows securities and deposits marketable securities instead of cash with the lender. At December 31, 2006, the market values of these securities borrowed and the marketable securities that collateralize these borrowings were $318,016 and $324,893, respectively. Likewise, the Company does not record securities loaned in the statement of financial condition when the borrower deposits marketable securities with the Company. At December 31, 2006, the market value of these securities loaned was $218,115. As stated in Note 1, the marketable securities received as collateral for these transactions were recorded in the statement of financial condition.

(Dollars in thousands)

3. Foreign Currency Contracts and Commitments (continued)

In accordance with the Financial Accounting Standards Board's Interpretation No. 45, the Company is required to disclose information about obligations under certain guarantees. As of December 31, 2006, the Company had contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. Therefore, the Company has not recorded any liabilities in the financial statements for these indemnifications.

4. Due From Broker

Due from broker primarily consists of cash deposited with the custodian as well as net amounts receivable for security transactions. Margin interest is paid at the daily broker rate.

At December 31, 2006, all of due from broker was maintained with one international securities firm that serves as prime broker.

5. Credit Facilities

During the year, the Company had a loan payable to a bank that bore interest at the effective federal funds rate plus 50 basis points. The loan was collateralized by certain securities borrowed by the Company. At December 31, 2006 there was no loan outstanding.

In addition, the Company has a credit facility with Skandinaviska Enskilda Banken AB (publ) (the "Bank"). Under the facility, the Bank will make revolving advances up to $100,000, which bears interest at Libor plus 10 basis points (5.42% at December 31, 2006), to the Company for its obligations under certain securities lending transactions. Also, the Bank will guarantee the delivery of collateral and payments by the Company to counterparties in respect of those securities lending transactions up to $1,000,000 of aggregate notional amount. The Bank's advances and guarantees are secured by a collateral assignment of the Company's rights under those securities lending transactions with these counterparties. At December 31, 2006, there were no securities loaned under this credit facility.

(Dollars in thousands)

6. Related Party Transactions

Certain securities lending and prime brokerage activities of the Company are guaranteed by Sunrise and Paloma International L.P. ("PIL"), the majority limited partner of Sunrise. Guaranteed amounts for each counterparty vary depending upon the agreement. All of which is payable at year-end and included in accrued expenses and other liabilities.

Paloma Partners Management Company ("PPMC") provided personnel, office facilities, and administrative support to the Company in addition to paying some expenses on behalf of the Company, all of which the Company did or will reimburse PPMC. At year-end approximately $376 was payable to PPMC, and included in accrued expenses and other liabilities in the statement of financial condition. The owners of PPMC are also the owners and managing members of Paloma Partners Company, L.L.C., which is a general partner of each of Sunrise and PIL.

On March 1, 2006 PPMC sold to JPMorgan Chase Bank, N.A. ("JPMorgan") that part of its operations relating to the provision of middle and back office services to hedge funds. The Company has maintained its servicing arrangement with PPMC, however a number of the services previously provided by PPMC are now provided by JPMorgan pursuant to a subcontracting arrangement between JPMorgan and PPMC.

Paloma Securities Australia Pty Ltd. ("Australia"), a subsidiary of Clove, provides services related to the securities lending activities of the Company. At year-end approximately $77 was payable to Australia and is included in accrued expenses and other liabilities in the statement of financial condition.

Securities borrowed, and interest and dividends receivable include approximately $1,061,078 and $4,513, respectively, from affiliates. Securities loaned, and interest and dividends payable include approximately $539,563 and $1,946, respectively, due to affiliates.

During the year, the Company had loans receivable from and payable to Clove that bore interest at the federal funds rate plus 50 basis points or a rate agreed upon by management. At December 31, 2006, the Company had no outstanding loans with Clove.

7. Net Capital Requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to use the alternative method of the Rule, which requires the Company to maintain minimum net capital of $250. At December 31, 2006, the Company had net capital of $133,700.

8. Subsequent Events

From January 1, 2007 through February 28, 2007, the Company had no capital additions or withdrawals.

END